UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 23, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____





Operating Update
For the quarter ended 31 March 2014

A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 24 April 2014: Sibanye Gold Limited ("Sibanye" or "the Group") (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the March 2014 quarter. Full financial and operating results are provided on a six monthly basis.

Salient features for the quarter ended 31 March 2014:

- Gold production 11% higher than in the March 2013 quarter, at 10,338kg (332,400oz);
- Operating profit generated from Driefontein, Kloof and Beatrix of R1.74 billion (US$161 million);
- All-in cost of R365,187/kg (US$1,050/oz) – All-in cost margin maintained at 20%;
- Net debt of R748 million (US$70 million) after paying dividends, royalties and half yearly taxes;
- Wits Gold transaction completed after quarter end on 14 April 2014;
- Option exercised to acquire the Burnstone assets;
- Assumed interim management of the Cooke underground and surface operations from 1 March 2014.

United States Dollars			Key Statistics			South African Rand		
Quarter						Quarter		
March 2013	Dec 2013	**March 2014**				**March 2014**	Dec 2013	March 2013
299.4	385.8	**332.4**	000'oz	Gold produced	kg	**10,338**	12,000	9,312
3,006	3,578	**3,441**	000 tons	Ore milled	000 tons	**3,441**	3,578	3,006
1,073	793	**834**	$/oz	Total cash cost	R/kg	**289,959**	257,683	306,594
1,398	1,027	**1,050**	$/oz	All-in cost	R/kg	**365,187**	333,833	399,495
106	83	**79**	US$/ton	Operating cost	R/ton	**856**	842	944
173	195	**161**	US$m	Operating profit	Rm	**1,744**	1,976	1,539
35	40	**37**	%	Operating margin	%	**37**	40	35
15	20	**20**	%	All-in cost margin	%	**20**	20	15

Average gold price received: US$1,304/oz; and Average exchange rate: R10.82/US$ for the quarter ended 31 March 2014.

Stock data		JSE Limited – (SGL)	
Number of shares in issue		Price range per ordinary share	ZAR12.34 to ZAR25.60
– at end of March 2014	741,291,099	Average daily volume	2,709,498
– weighted average	736,544,943	**NYSE – (SBGL); one ADR represents four ordinary shares**	
Free Float	100%	Price range per ADR	US$4.69 to US$9.76
ADR Ratio	1:4	Average daily volume	801,733
Bloomberg/Reuters	SGLS / SGLJ.J	All stock data is for the 3 months ended 31 March 2014.	

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"Sibanye's operating results for the March 2014 quarter are ahead of forecast and reflect a solid operating performance. The March quarter is traditionally a quarter impacted on by the December holiday period resulting in fewer operating shifts. During the quarter under review the Group also experienced production disruptions due to a fire at the Driefontein operation and two shaft related incidents at Beatrix and Kloof.

Gold production was 11% higher than that of the March 2013 quarter with the Driefontein, Kloof and Beatrix operations generating an operating profit of R1,744 million (US$161 million), 15% higher than the R1,539 million (US$173 million) operating profit generated in the same period last year. These results were achieved at an average Rand gold price of R453,608/kg (US$1,304/oz), which was 4% lower than that achieved in the March 2013 quarter. Cash and cash equivalents at the end of the period amounted to approximately R1,244 million (US$115 million) after paying dividends, royalties and half yearly taxes. The Group's net debt position at the end of March 2014 was R748 million (US$70 million).

Sibanye assumed interim management control of the Cooke Operations (Cooke) from 1 March 2014. Finalisation of this acquisition however, remains subject to the approval by the Minister of Mineral Resources in terms of Section 11 of the Minerals and Petroleum Resources Development Act. As this transaction was not completed before quarter end, Cooke's results have not been consolidated into Sibanye's results but have been reported separately.

Overview of operations

Sibanye's gold production for the quarter amounted to 10,338kg (332,400oz) an 11% improvement in production compared with the March 2013 quarter (9,312kg (299,400oz)) but 14% lower than the 12,000kg (385,800oz) produced in the December 2013 quarter. Compared with the December 2013 quarter, the March 2014 quarter's average gold price was marginally higher in US dollar terms at $1,304/oz but was 9% higher in rand terms at R453,608/kg due to the weaker rand. The rand weakened by 7% relative to the US dollar during the quarter, averaging R10.82/US$ compared with R10.11/US$ in the December 2013 quarter.

All-in cost of R365,187/kg (US$1,050/oz) was 9% lower than the R399,495/kg (US$1,398/oz) reported in the March 2013 quarter, mainly due to the increase in production year-on-year, and the benefits realised from the implementation of the new Sibanye operating model. All-in cost was 9% higher than in the December 2013 quarter due to lower gold production.

Capital expenditure amounted to R619 million (US$57 million) for the quarter and included R452 million (US$42 million) spent on ore reserve development with the balance invested in mining equipment and infrastructure. This compares with R757 million (US$75 million) spent to maintain these assets in the December quarter and R691 million (US$78 million) in the March 2013 quarter.

Safety

Regrettably, despite our efforts, there were two fatalities during the quarter. A fall of ground fatality occurred at Driefontein's Ya Rona shaft during February and during March at the Cooke 4 shaft. Both of these accidents are deeply regrettable. Including Cooke from March, the Fatal Injury Frequency Rate (FIFR) was unchanged quarter on quarter at 0.09 per million man hours worked. The Serious Injury Frequency Rate (SIFR) regressed by 1% (Dec 2013 - 3.90 vs Mar 2014 - 3.92) and the Lost Day Injury Frequency Rate (LDIFR) regressed by 5% (Dec 2013 – 6.27 vs Mar 2014 – 6.60). Management is urgently addressing these safety regressions.

Industrial relations update

On 20 January 2014 AMCU issued strike notices at all shafts where it is the recognised majority union, which covered the Driefontein operations, two Harmony Gold Mining Company Limited mines and the majority of AngloGold Ashanti Limited operations. This was despite the two-year wage agreement concluded in September 2013 with the NUM, UASA and Solidarity, which collectively represent 72% of employees within this sectorial bargaining unit. These wage agreements were extended to all employees in line with past practice. Post the receipt of a strike notice an application for an interdict against the strike was lodged with the Labour Court by the Chamber of Mines on behalf of the gold companies, on the basis that the collective wage agreement signed by the other unions in the gold sector had legitimately been extended to AMCU members. Due to the complexity of the issues, the Court reserved judgment, and issued an interim order restraining AMCU from initiating strike action. An order was issued on 30 January 2014 declaring any potential strike action by AMCU unprotected. AMCU has decided to challenge this ruling and a Court date has been scheduled for 5 June 2014. In the interim, the interdict on any strike action remains valid.

Acquisition update

Wits Gold and Burnstone –

On 14 April 2014, the acquisition of Witwatersrand Consolidated Gold Resources Limited (Wits Gold) for a cash consideration of approximately R407 million was concluded. Wits Gold also held a binding offer to acquire Southgold Exploration Proprietary Limited (Southgold) – being the sole owner of the Burnstone gold mine. Following the successful conclusion of a detailed due diligence, a decision was taken to proceed with the option to acquire the Burnstone mine. The offer to acquire Southgold is still subject to certain conditions precedent, including amongst others, the approval of the Minister of Mineral Resources, and Wits Gold confirming that the acquisition of Southgold does not give rise to any adverse tax consequences for Wits Gold and/or Southgold. The decision to acquire Southgold was based on the already significant investment, by the previous owners Great Basin Gold Limited, in mine development and infrastructure and the favorable repayment terms with the debt holders on which this acquisition can be concluded. The acquisition of Burnstone will contribute positively to free cash flow and enhance the Group's long term value. This is consistent with our strategy to create value by extending the operating life of the Group in support of our dividend yield strategy.

Outlook

It is forecast that gold production for the six months ending 30 June 2014 will be approximately 21,500kg (690,000oz). Total cash cost and All-in cost for the six month period are forecast at R290,000/kg (US$860/oz) and R365,000/kg (US$1,080/oz) respectively, with electricity tariff increases and higher winter electricity rates offsetting the forecast increase in production in the June 2014 quarter.

Annual production is forecast at approximately 44,000kg (1.41Moz) at a total cash cost of R270,000/kg (US$800/oz) and All-in cost of R360,000/kg (US$1,070/oz). These estimates are based on an average exchange rate of R10.50/US$ and exclude any contribution from the Cooke assets."

24 April 2014
Neal Froneman
Chief Executive Officer

Quarter ended 31 March 2014 compared with quarter ended 31 December 2013.

Driefontein

		Quarter ended March 2014	Quarter ended Dec 2013
Ore milled	000 tons	1,150	1,357
Gold produced	kg	4,072	5,045
	000'oz	130.9	162.2
Yield – underground	g/t	7.1	6.7
– combined	g/t	3.5	3.7
Operating cost – u/g	R/ton	1,999	1,600
– surface	R/ton	168	163
Total cash cost	R/kg	285,167	250,030
	US$/oz	820	769
All-in cost	R/kg	357,073	313,915
	US$/oz	1,026	966
All-in cost margin	%	22	25

Gold production for the March 2014 quarter of 4,072kg (130,900oz) was 3% higher than for the comparable March 2013 quarter, but was 19% lower than for the December 2013 quarter. This was primarily due to lower volumes mined from underground due to reduced shifts arising from the annual Christmas/New Year break as well as the fatality at 4 shaft and a fire at 6 shaft which caused production disruptions at a number of other shafts throughout the quarter, resulting in the loss of 40 shifts.

Underground ore milled decreased by 25% to 518,000 tons from 688,000 tons in the December 2013 quarter, but was partly offset by a 6% increase in the underground yield to 7.1g/t from 6.7g/t. The higher underground yield relates to the disruption caused by the fire, which mainly affected mining volumes from the lower grade shafts. Underground volumes were also 1% lower year-on-year as a result of the above mentioned disruptions. Surface throughput decreased by 6% to 632,000 tons from 669,000 tons as a result of planned plant maintenance and delivery issues due to excessive rain experienced in March. The surface yield decreased to 0.6g/t from 0.7g/t.

The cost of underground ore milled at R1,999/ton was similar to the March 2013 quarter, but increased by 25% from R1,600/ton for the December 2013 quarter, illustrating the impact of volume on costs. Surface milled cost increased by 3% to R168/ton from R163/ton due to lower volumes processed.

Main development decreased by 26% to 3,242 metres from 4,376 metres in the December 2013 quarter and on-reef development decreased by 18% to 660 metres from 805 metres. Development was affected by the same issues as the production sections. The average development value decreased to 1,760cm.g/t from 1,827cm.g/t.

Cost saving initiatives, and a further reduction in employees in service, resulted in operating costs decreasing by 6% to R1,142 million (US$106 million) from R1,210 million (US$119 million). Stores and electricity savings were achieved in line with the lower production volumes. Total cash cost increased by 14% to R285,167/kg (US$820/oz) from R250,030/kg (US$769/oz) as a result of the lower gold production.

Operating profit was 20% lower at R713 million (US$66 million) from R891 million (US$88 million) in the December 2013 quarter as a result of the 19% decrease in gold production. This was partly offset by the 9% higher average gold price received during the quarter and the decrease in operating costs. Operating profit was however 3% higher than for the March 2013 quarter (R695 million (US$78 million)), despite the average gold price received being 3% lower.

In line with annual scheduling, capital expenditure decreased by 12% to R252 million (US$23 million) from R287 million (US$29 million) in the December 2013 quarter, but increased by 9% from R231 million (US$26 million) in the March 2013 quarter. The majority of capital was spent on ore reserve development, mining equipment and relocation of the assay laboratory.

All-in cost increased by 14% to R357,073/kg (US$1,026/oz) from R313,915/kg (US$966/oz) in the December 2013 quarter as a result of the decrease in production, partly offset by the decrease in operating costs and lower capital expenditure. All-in cost was however 4% lower than in the March 2013 quarter due to cost cutting initiatives implemented during 2013. The All-in cost margin decreased to 22% from 25% for the December 2013 quarter, but increased from 21% for the March 2013 quarter.

Kloof

		Quarter ended March 2014	Quarter ended Dec 2013
Ore milled	000 tons	1,177	1,122
Gold produced	kg	3,895	4,115
	000'oz	125.2	132.3
Yield – underground	g/t	7.9	7.9
– combined	g/t	3.3	3.7
Operating cost – u/g	R/ton	2,031	1,962
– surface	R/ton	147	130
Total cash cost	R/kg	270,706	254,265
	US$/oz	778	782
All-in cost	R/kg	347,754	339,757
	US$/oz	1,000	1,045
All-in cost margin	%	23	18

Gold production increased by 11% to 3,895kg (125,200oz) for the March 2014 quarter from 3,517kg (113,100oz) in the March 2013 quarter, but decreased by 5% from 4,115kg (132,300oz) for the December 2013 quarter.

Underground ore milled decreased by 4% to 454,000 tons from 474,000 tons for the December 2013 quarter, but increased by 4% from 438,000 tons for the March 2013 quarter. The underground yield was similar at 7.9g/t quarter-on-quarter, but was 10% higher year-on-year due to improved mining quality factors. Additional surface ore was milled during the Christmas/New Year break, which resulted in an increase to 723,000 tons from 648,000 tons, at a yield of 0.5 g/t. The cost of underground ore milled increased by 4% to R2,031/ton from R1,962/ton for the December 2013 quarter, but was 2% lower from R2,078/t for the March 2013 quarter. Surface costs increased to R147/ton from R130/ton due to technical problems encountered at the Python plant.

Mine development was also affected by the Christmas/New Year break. Main development was 14% lower at 4,316 metres from 5,009 metres, while on-reef development increased by 9% to 994 metres from 910 metres. The average development value decreased by 5% to 1,737cm.g/t from 1,821cm.g/t.

Operating costs increased by 1% to R1,028 million (US$95 million) from R1,014 million (US$100 million) in the December 2013 quarter. This was due to a decrease in the portion of fixed cost allocated to ore reserve development and capitalised due to reduced development, which offset the savings in stores and electricity costs arising from the lower production. Total cash cost decreased by 5% year on year, to R270,706/kg (US$778/oz) from R283,964/kg (US$994/oz) in the March 2013 quarter, due to higher year-on-year production and the impact of the cost cutting initiatives in 2013, although, as a result of the 5% decrease in gold production relative to the December 2013 quarter, Total cash cost increased by 6% from R254,265/kg (US$782/oz).

Operating profit increased by 5% to R731 million (US$68 million) from R695 million (US$68 million) in the December 2013 quarter due to the 9% increase in the average gold price received, and was 10% higher than operating profit of R667 million (US$75 million) for the March 2013 quarter, despite the 4% lower average gold price received.

Capital expenditure of R263 million (US$24 million) was 19% lower than for the December 2013 quarter (R326 million (US$32 million)), with most of the expenditure on ore reserve development, safety related projects, critical spares and infrastructure upgrades.

All-in cost increased by 2% to R347,754/kg (US$1,000/oz) from R339,757/kg (US$1,045/oz) as a result of the decrease in production, partly offset by lower capital expenditure. All-in cost was however 9% lower than in the March 2013 quarter due to cost cutting initiatives implemented during 2013. The All-in cost margin increased to 23% from 18% achieved in the December 2013 quarter and from 18% in the March 2013 quarter.

Beatrix

		Quarter ended March 2014	Quarter ended Dec 2013
Ore milled	000 tons	1,114	1,099
Gold produced	kg	2,371	2,840
	000'oz	76.2	91.3
Yield – underground	g/t	3.9	3.6
– combined	g/t	2.1	2.6
Operating cost – u/g	R/ton	1,335	1,011
– surface	R/ton	74	101
Total cash cost	R/kg	329,819	276,232
	US$/oz	948	851
All-in cost	R/kg	382,876	339,507
	US$/oz	1,101	1,044
All-in cost margin	%	16	18

Gold production was 28% higher at 2,371kg (76,200oz) for the March 2014 quarter compared with 1,857kg (59.7oz) for the March 2013 quarter, which was affected by the fire at West Section. Fewer operating shifts due to the Christmas/New Year break during the quarter under review, caused a 17% decline in production from 2,840kg (91,300oz)

for the December 2013 quarter. Eight shifts were lost due to a Section 54 being issued at Beatrix West, which restricted access while repairs were carried out on a second escape route in February.

A 26% decrease in underground tons milled to 550,000 tons from 745,000 tons in the December 2013 quarter, was offset by a 59% increase in lower grade surface material milled to 564,000 tons from 354,000 tons. Underground yield increased to 3.9g/t from an average of 3.6g/t, while the surface yield remained constant at 0.4g/t. Higher surface throughput resulted in the cost of surface ore milled decreasing by 27% to R74/ton from R101/ton. Underground milling costs increased by 32% to R1,335/ton from R1,011/ton in the December 2013 quarter, but importantly were 16% lower than the R1,589/ton reported in the March 2013 quarter.

The Christmas/New Year break also affected development, with main development decreasing by 18% to 3,520 metres from 4,311 metres and main on-reef development decreasing by 25% to 1,037 metres from 1,380 metres. The average development value decreased by 18% to 925cm.g/t from 1,133cm.g/t, as a result of lower values recorded at the North section.

Operating costs decreased by 2% to R776 million (US$72 million) from R789 million (US$78 million) in the December 2013 quarter due to the shorter production cycle. Total cash cost increased by 19% to R329,819/kg (US$948/oz) from R276,232/kg (US$851/oz) for the December 2013 quarter but declined by 11% year-on-year.

Operating profit increased by 69% to R300 million (US$28 million) from R177 million (US$20 million) for the March 2013 quarter, but decreased by 23% from R391 million (US$39 million) in the December 2013 quarter due to the seasonal quarterly decrease in gold produced.

Capital expenditure decreased to R100 million (US$9 million) from R129 million (US$13 million), with the majority being spent on infrastructure upgrades and ore reserve development.

All-in cost decreased by 18% to R382,876/kg (US$1,101/oz) in the March 2014 quarter from R469,144/kg (US$1,641/oz) in the March 2013 quarter, but increased by 13% from R339,507/kg (US$1,044/oz) in the December 2013 quarter. The All-in cost margin decreased to 16% from 18% for the December 2013 quarter.

#

DEVELOPMENT RESULTS

Development values represent the evaluation results and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended March 2014			Quarter ended December 2013		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	1,932	663	647	2,472	990	914
Advanced on reef	(m)	412	160	88	360	301	144
Channel width	(cm)	100	42	59	88	37	43
Average value	(g/t)	20.7	13.4	42.5	25.5	16.7	22.9
	(cm.g/t)	2,066	564	2,508	2,253	613	979

Kloof		Quarter ended March 2014				Quarter ended December 2013			
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Advanced	(m)	537	830	136	2,813	3,458	423	1,055	73
Advanced on reef	(m)	142	168	130	554	610	78	169	53
Channel width	(cm)	171	64	81	120	116	121	51	74
Average value	(g/t)	15.9	13.6	4.3	18.2	21.7	11.8	14.0	5.3
	(cm.g/t)	2,719	872	352	2,186	2,526	1,420	714	391

Beatrix		Quarter ended March 2014		Quarter ended December 2013	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3,117	403	3,817	494
Advanced on reef	(m)	808	229	1,112	268
Channel width	(cm)	122	146	145	136
Average value	(g/t)	6.3	10.2	6.4	10.3
	(cm.g/t)	761	1,479	921	1,393

COOKE OPERATIONS

Sibanye assumed interim management control of Cooke from 1 March 2014. Sibanye will consolidate Cooke's results from this date on completion of the transaction. Cooke's March 2014 quarter results are therefore provided for information purposes only.

Cooke

		Quarter ended March 2014	Quarter ended Dec 2013
Ore milled	000 tons	**1,200**	1,202
Gold produced	kg	**1,357**	1,465
	000'oz	**43.6**	47.1
Yield – underground	g/t	**4.2**	4.3
– combined	g/t	**1.1**	1.3
Operating cost – u/g	R/ton	**1,909**	1,887
– surface	R/ton	**89**	92
Total cash cost	R/kg	**428,279**	381,227
	US$/oz	**1,231**	1,096
All-in cost	R/kg	**553,068**	514,801
	US$/oz	**1,590**	1,480
All-in cost margin	%	**-25**	-27

Operating profit in the March 2014 quarter was virtually unchanged at R22 million (US$2 million) from the December 2013 quarter. A 7% decrease in gold production to 1,357kg for the quarter from 1,465kg produced during the previous quarter was mostly offset by a 6% decrease in operating costs and an improvement in the average gold price received.

Underground gold production decreased by 4% to 1,108kg (35,600oz) for the quarter ended 31 March 2014 from 1,149kg (36,900oz) for the quarter ended 31 December 2013. The decrease over the quarter was mainly as a result of lower volumes mined from underground, due to two separate fatal accidents at Cooke 4 shaft which resulted in 16 shifts lost due to Section 54 stoppages. There was also an unplanned construction delay in the final commissioning of the belt system for the Uranium Project, which is now operating normally.

Surface gold production decreased by 21% over the reporting period to 249kg (8,000oz) from 316kg (10,200oz) primarily due to expected reductions in head grades and recoveries as a result of the change from mechanical sand reclamation to hydraulic reclamation of slimes at planned increases in throughput. The final commissioning of the "Cooke Optimisation Project" has resulted in throughput increasing from 300ktpm to 400ktpm at reduced operating costs, with the full benefits expected to be realized from the current quarter onwards.

Underground ore milled decreased by 2% to 266,000 tons from 271,000 tons as a result of the factors mentioned above. Yield at 4.2g/t was marginally lower than the last quarter at 4.3g/t, mainly as a result of lower face grades.

The cost of ore milled from underground increased by 1% to R1,909/ton from R1,887/ton in the December 2013 quarter and from surface decreased by 3% to R89/ton from R92/ton due to the increase in surface volumes processed.

Quarter-on-quarter main development increased by 10% to 5,593 metres from 5,083 metres. On-reef development increased by 7% to 2,920 metres from 2,739 metres. The development strategy is focused on building up face length to improve flexibility, which will facilitate an increase in mining volumes. The average development grade increased to 4.3g/t from 4.0g/t.

Operating costs decreased by 6% to R567 million (US$52 million) from R600 million (US$59 million) due to cost saving initiatives. Stores and electricity savings were achieved in line with the lower production volumes, which was partly offset by a lower drop out to ore reserve development. Total cash cost increased by 12% to R428,279/kg (US$1,231/oz) from R381,227/kg (US$1,096/oz).

Capital expenditure decreased by 28% to R129 million (US$12 million) from R178 million (US$18 million), with the majority of expenditure on ore reserve development and equipping, the Cooke Optimization Project and the Backfill Plant.

All-in cost increased by 7% to R553,068/kg (US$1,590/oz) from R514,801/kg (US$1,480/oz) as a result of the decrease in production, partly offset by the decrease in operating costs and the lower capital expenditure. The All-in cost loss margin improved from -27% to -25%.

Development results

Cooke		Quarter ended March 2014				Quarter ended December 2013			
	Reef	VCR	Elsburg Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburg Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	**1,237**	**2,547**	**1,264**	**546**	784	2,132	1,421	745
Advanced on reef	(m)	**797**	**1,127**	**813**	**183**	439	869	1,047	384
Channel width	(cm)	**75**	**135**	**215**	**190**	101	133	243	146
Average value	(g/t)	**7.6**	**6.9**	**6.9**	**6.3**	10.7	11.0	9.4	4.3
	(cm.g/t)	**574**	**926**	**1,494**	**1,191**	1,076	1,470	2,295	634

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel
(Company Secretary)

*Independent Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
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Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries**
London
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
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Kent BR3 4TU
England
Tel: 0871 664 0300
 [calls cost 10p a minute plus network
 extras, lines are open 8.30am – 5pm
 Mon-Fri] or
 [from overseas]
        +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues, power disruptions and cost increase, changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 23, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer